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SECU...    08032611   SION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26312

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____7/1/07_____ AND ENDING _____6/30/08_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TRIUMPH SECURITIES CORPORATION**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Fifth Avenue, 15th Floor
_____
(No. and Street)

New York   New York   10017
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
A.T. Stautberg Jr.   (212) 850-2530
_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz & Associates CPAs, P.C.
_____
                    (Name – if individual, state last, first, middle name)

254 South Main Street, Ste. 406, New City, NY 10956
_____
(Address)   (City)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PA 9/4

OATH OR AFFIRMATION

I, ___A.T. Stautberg Jr._____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Triumph Securities Corporation_____ , as

of _____June 30_____ , 20 __08__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

Notary Public State of New York
ALICE LEMOS
No. 41-4884038
Qualified in Queens County
Commission Expires Jan 26, 20__

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIUMPH SECURITIES CORPORATION

CONTENTS

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY SCHEDULES

JUNE 30, 2008 & 2007



KATZ &

ASSOCIATES CPAs, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

254 South Main Street
Suite 406
New City, New York 10956
Tel: (845) 634-5309
       (888) 438-9838
Fax: (845) 634-5410

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Triumph Securities Corporation

We have audited the accompanying statements of financial condition of Triumph Securities Corporation (a wholly owned subsidiary of Triumph Resources Corporation) as of June 30, 2008 and 2007 and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Triumph Securities Corporation at June 30, 2008 and 2007 and the results of its operations, changes in stockholder's equity and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedure applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Katz & Associates CPAs, P.C.

New City, New York
August 25, 2008   -1-

CERTIFIED PUBLIC ACCOUNTANTS

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008 AND 2007

Assets

	2008	2007
Cash and cash equivalents	$ 7,217	$ 1,606
Investments	14,135	39,480
Due from parent company	3,633	18,678
Total Assets	$ 24,985	$ 59,764

Liabilities & Stockholder's Equity

Liabilities:

	2008	2007
Accrued Expenses	$ 12,984	$ 9,670
Total Liabilities	12,984	9,670

Stockholder's Equity:

	2008	2007
Common stock, par value $1.00 Authorized 20,000,000 shares; issued and outstanding 100 shares	100	100
Additional paid-in capital	183,180	183,180
Retained Earnings	(171,071)	(158,323)
Accumulated Other Comprehensive Income	(208)	25,137
Total Stockholder's Equity	12,001	50,094
Total Liabilities and Stockholder's Equity	$ 24,985	$ 59,764

See accompanying notes and auditors' report.

-2-

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

	2008	2007
Revenues:		
Transaction Related Income	$ 35,000	$ 25,286
Gain on Sale of Securities	0	25,555
Interest & other income	935	943
Total Revenues	35,935	51,784
Expenses:		
Registration fees	1,820	3,585
General & administrative expenses	29,728	127,110
Professional fees	16,266	8,792
Total Expenses	47,814	139,487
Loss before provision for income taxes	(11,879)	(87,703)
Provision for income taxes	869	652
Net Loss	(12,748)	(88,355)
Other comprehensive income (loss):		
Unrealized gain (loss) on investments	0	(159,416)
Comprehensive Income (loss)	$ (12,748)	$ (247,771)

See accompanying notes and auditors' report.

-3-

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

	Common stock	Additional paid-in capital	Retained earnings	Accumulated Other Comprehensive Income	Total
Balance at June 30, 2006	$ 100	$ 175,180	$ (69,968)	$ 184,553	$ 289,865
Net Loss			(88,355)		(88,355)
Capital contribution		8,000			8,000
Unrealized gains from investments available-for-sale		·		(159,416)	(159,416)
Balance at June 30, 2007	100	183,180	(158,323)	25,137	50,094
Net Loss			(12,748)		(12,748)
Capital contribution					0
Unrealized gains from investments available-for-sale				(25,345)	(25,345)
Balance at June 30, 2008	$ 100	$ 183,180	$ (171,071)	$ (208)	$ 12,001

See accompanying notes and auditors' report.

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2008 AND 2007

	2008	2007
Cash flows from operating activities		
Net Loss	$ (12,748)	$ (88,355)
Adjustments to reconcile net loss to net cash used in operating activities:		
Gain from sale of securities	0	(25,555)
Changes in assets and liabilities:		
Decrease in due from parent company	15,045	33,817
Increase in accrued expenses	3,314	201
Net cash provided by (used in) operating activities	5,611	(79,892)
Cash flows from financing activities		
Capital contribution	0	8,000
Net cash from financing activities	0	8,000
Cash flows from investing activities		
Net proceeds from sale of securities	0	54,143
Net cash from investing activities	0	54,143
Net increase (decrease) in cash and cash equivalents	5,611	(17,749)
Cash and cash equivalents beginning of year	1,606	19,355
Cash and cash equivalents at end of year	$ 7,217	$ 1,606

See accompanying notes and auditors' report.

-5-

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

NOTES TO STATEMENTS OF FINANCIAL CONDITION

JUNE 30, 2008 AND 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) **Organization**

Triumph Securities Corporation (the Company) is a registered broker dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated on May 20, 1981 to sell and distribute units in oil and gas limited partnerships, of which Triumph Resources Corporation, the Company's parent, is the general partner.

(b) **Merger**

On November 21, 1986, the parent company was involved in an acquisition by Prometheus, Inc. The transaction was treated as a reverse purchase acquisition, whereby stockholders of Triumph Resources Corporation received 90% of the common stock of the new parent company, Triumph Oil and Gas Corporation (Triumph) and stockholders of Prometheus, Inc. received 10% of Triumph. Triumph Securities Corporation remained a wholly owned subsidiary of Triumph Resources Corporation.

(c) **Business Activity**

During the fiscal year ended June 30, 2008 and 2007, the Company's business activity included the provision of financial advisory services and assistance in private placement financings.

(d) **Basis of Accounting**

The Company maintains its books and records on the accrual basis of accounting where revenues are recognized when earned and expenses when incurred. This basis of accounting conforms to generally accepted accounting principles.

- 6 -

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

NOTES TO STATEMENTS OF FINANCIAL CONDITION (continued)

JUNE 30, 2008 AND 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(e)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(f)   Accounts Receivable

The Company utilizes the direct write-off method to account for bad debt expense. Recoveries of items previously charged off are recognized as income when received. Generally accepted accounting principles require the reserve method to be used to account for bad debts; however, the use of the method described above does not result in a material difference between that and the reserve method. There was no bad debt expense for the years ended June 30, 2008 and 2007.

(g)   Investments

The Company's securities are classified as available-for-sale and, as such, are carried at fair value. Securities classified as available-for-sale may be sold in response to changes in interest rates, liquidity needs, and for other purposes. The Company does not currently have any held-to-maturity or trading securities.

(g) <u>Investments</u>

Unrealized holding gains and losses for available-for-sale securities are excluded from net income and reported as a separate component of stockholder's equity. Realized gains and losses for securities classified as available-for-sale are reported in earnings based upon the adjusted cost of the specific security sold.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn on cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2008, the Company had capital of $5,754 which was $754 in excess of its required capital of $5,000. Pursuant to SEC Rule 15C3-3, the Company is k(2)(i) exempt. The Company does not hold or maintain customer funds or securities.

NOTE 3 - TRANSACTIONS WITH RELATED PARTIES

The Parent allocated rent and utility costs for shared office space to the Company in the amount of $17,045 and $31,818 for the years ended June 30, 2008 and 2007, respectively.

NOTE 4 - INVESTMENTS

An analysis of the Company's investments and their fair value as of June 30, 2008 and 2007 are as follows:

2008

Type of Investment	Cost	Unrealized gains/(losses)	Fair Value
Common Stock & warrants	$14,343	($ 208)	$ 14,135

2007

Type of Investment	Cost	Unrealized gains/(losses)	Fair Value
Common Stock & warrants	$14,343	$25,137	$39,480

NOTE 5 - INCOME TAXES

The Company is included in the consolidated federal tax return of the parent company. State and local taxes are provided based upon separate return filings.

Federal income taxes were not provided during the Company's fiscal year ending June 30, 2008 and 2007 since the consolidated group had a net operating loss for both years.

A provision for state and local income taxes in the amount of $869 and $652 was established for fiscal years ending June 30, 2008 and June 30, 2007, respectively.

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15C3-1

JUNE 30, 2008 AND 2007

	2008	2007
Total ownership equity per Focus Report at June 30, 2008 and 2007	$ 12,001	$ 50,094
Nonallowable assets: Due from parent company	3,633	18,678
Net capital before haircuts on securities positions	8,368	31,416
Haircuts on securities positions	2,614	9,871
Net Capital	5,754	21,545
Minimum net capital requirement	5,000	5,000
Excess net capital	$ 754	$ 16,545

AGGREGATE INDEBTEDNESS

	2008	2007
Accrued expenses	$ 12,984	$ 9,670
Total Aggregate Indebtedness	$ 12,984	$ 9,670

No material differences exist between the above computations of Net Capital and that filed with the Company's unaudited June 30, 2008 and 2007 FOCUS reports. The Company does not hold or maintain customer funds or securities. Pursuant to SEC Rule 15C3-3, the Company is k(2)(i) exempt.



KATZ &

ASSOCIATES CPAs, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

254 South Main Street
Suite 406
New City, New York 10956
Tel: (845) 634-5309
       (888) 438-9838
Fax: (845) 634-5410

ACCOUNTANTS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of
Triumph Securities Corporation

We have examined the financial statements of Triumph Securities Corporation (the "Company") for the year ended June 30, 2008 and have issued our report thereon dated August 25, 2008. As part of our examination, we have reviewed and tested the system of internal accounting control for the year ended June 30, 2008 including the accounting system and practices and procedures established for making periodic computations of aggregate debits and net capital and for determining deposit requirements, if any, in a special reserve bank account for customers. We did not review the practices and procedures followed by the Company (i) in obtaining and maintaining physical possession or control of fully paid securities of customers, (ii) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13 or (iii) in complying with the requirements of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not handle cash or perform custodial functions relating to customer securities transactions.

Our review and tests of the system of internal accounting control were of the extent we considered necessary to evaluate the system for the purpose of establishing a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing our opinion on the financial statements under generally accepted auditing standards and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concepts of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

CERTIFIED PUBLIC ACCOUNTANTS

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management, with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our review and tests of the system of internal accounting control were made for the purpose set forth in the second paragraph and would not necessarily disclose all weaknesses in the system which may have existed during the period under review. Accordingly, we do not express an opinion on the system of internal accounting control of Triumph Securities Corporation taken as a whole. However, our review and tests disclosed no conditions which we believe to be material weaknesses.

KATZ & ASSOCIATES CPAs, P.C.

Katz & Associates CPAs, P.C.

New City, New York
August 25, 2008



CERTIFIED PUBLIC ACCOUNTANTS